Item 77D - DWS Global High Income Fund, Inc.
Recent Changes in Fund Investment Policies, Use of Leverage and Diversification Sub-Classification
Investment Policy Changes

The Board of Directors of the Fund approved the deletion of the following non-fundamental investment policy on March 9, 2011:

The Fund may not invest more than 20% of its total assets in Income Securities issued by US issuers that have a credit rating below investment grade or that have no credit rating but which are deemed by the investment advisor to be of comparable quality.

As a result of this change, the Fund may invest without limit in below investment-grade securities. The Fund's investment advisor believes that the expanded ability to invest in lower-rated securities, including floating rate senior loans, can increase yield opportunities for the Fund. Investments in lower-quality and non-rated securities present greater risk of loss than investments in higher-quality securities.

The Board of Directors of the Fund approved the addition of the following non-fundamental investment policies on May 17, 2011:

?	T
he Fund may invest up to 15% of its total assets in credit default
	swaps (measured by the notional amount of the credit default swaps).

?	N
o more than 5% of the Fund's total assets may be invested in credit default swaps (measured by the notional amount of the credit default swaps) for purposes of buying credit protection if the Fund does not own the underlying security or securities at the time of investment.

?	T
he Fund will only sell credit protection with respect to securities in which it would be authorized to invest directly.

Credit Default Swaps are a type of derivative. Risks associated with derivatives include the risk that the derivative is not well correlated with the security, index or currency to which it relates; the risk that derivatives may result in losses or missed opportunities; the risk that the Fund will be unable to sell the derivative because of an illiquid secondary market; the risk that a counterparty is unwilling or unable to meet its obligation; and the risk that the derivative transaction could expose the Fund to the effects of leverage, which could increase the Fund's exposure to the market and magnify potential losses. Credit default swaps involve greater risks than if the Fund had invested in the reference obligation directly. In addition to the risks applicable to derivatives generally, credit default swaps involve special risks because they are difficult to value, are highly susceptible to liquidity and credit risk, and generally pay a return to the party that has paid the premium only in the event of an actual default by the issuers of the underlying obligation (as opposed to a credit downgrade or other indication of financial difficulty).

Use of Leverage. As part of the foregoing strategy change, on April 13, 2011, pursuant to Board approval and as permitted by its investment policies, the Fund entered into a Credit Agreement for leverage purposes with a commercial bank for a secured line of credit in an amount up to $35,000,000 (the "Credit Agreement").
The new credit facility has a maturity date of April 11, 2012. Loans under the facility generally bear interest at the applicable LIBOR rate plus 1.25%. A commitment fee on any unused portion of the credit line is charged to the Fund and is included with the interest expense. The amount the Fund borrows under the credit facility, which could be up to 331/3% of its total managed assets, and the interest rates charged on borrowed amounts may fluctuate during the life of the facility.

Under the terms of the Credit Agreement, the Fund is subject to certain restrictions on its investments. Moreover, certain covenants contained in the Credit Agreement impose asset coverage or portfolio composition requirements that are more stringent than those imposed on the Fund by the 1940 Act. It is not currently anticipated that these covenants or guidelines will impede DIMA from managing the Fund's portfolio in accordance with its investment objectives and policies. Under the 1940 Act, the Fund is not permitted to incur indebtedness unless immediately after such borrowing the Fund has an asset coverage of at least 300% of the aggregate outstanding principal balance of indebtedness (i.e., such indebtedness may not exceed 331/3% of the value of the Fund's total managed assets). Additionally, under the 1940 Act, the Fund may not declare any dividend or other distribution upon any class of its shares, or purchase any such shares, unless the aggregate indebtedness of the Fund has, at the time of the declaration of any such dividend or distribution or at the time of any such purchase, an asset coverage of at least 300% after deducting the amount of such dividend, distribution or purchase price, as the case may be.

Leverage creates risks for stockholders, including the likelihood of greater volatility of net asset value and market price. There is a risk that fluctuations in the interest rates on any borrowings may adversely affect the return to stockholders. If the return on the securities purchased with such funds is not sufficient to cover the cost of leverage, the return on the Fund will be less than if leverage had not been used, and therefore the amount available for distribution to stockholders as dividends and other distributions will be reduced. Nevertheless, the Fund, in its best judgment, may determine to maintain the Fund's leveraged position if it deems such action to be appropriate under the circumstances. There is no assurance that the Fund's leveraging strategy will be successful.

Changes in the value of the Fund's portfolio (including investments bought with leverage proceeds) will be borne entirely by the stockholders. If there is a net decrease (or increase) in the value of the Fund's investment portfolio, leverage will decrease (or increase) the net asset value per share to a greater extent than if the Fund were not leveraged.

Leverage involves risks and special considerations for the Fund's stockholders, including:

?	t
he likelihood of greater volatility of net asset value and market price of and dividends on the Fund's shares than a comparable portfolio without leverage;

?
the risk that fluctuations in interest rates on borrowings that the Fund must pay will reduce the return to stockholders; and

?
the effect of leverage in a declining market, which is likely to cause a greater decline in the net asset value of the Fund's shares than if the Fund were not leveraged, which may result in a greater decline in the market price of the Fund's shares.

It is also possible that the Fund will be required to sell assets at a time when it would otherwise not do so, possibly at a loss, in order to redeem or meet payment obligations on any leverage. Such a sale may reduce the Fund's net asset value for an extended period of time. Nevertheless, the Fund, in its best judgment, may determine to continue to use leverage if it expects that the benefits to the Fund's stockholders of maintaining the leveraged position will outweigh the current reduced return. The Fund's use of leverage may also impair the ability of the Fund to maintain its qualification for federal income tax purposes as a regulated investment company.

Diversification Sub-Classification Change. Effective as of
January 31, 2011, pursuant to applicable provisions of the 1940 Act and rules thereunder, the Fund's diversification sub-classification changed from non-diversified to diversified. Since the Fund has operated as a diversified investment company at all times since at least January 31, 2008, it is no longer permitted to operate as non-diversified without shareholder approval.

  This limit applies to buying and selling credit default swaps.